UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Contango ORE, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

21077F100

(CUSIP Number)

Bruce C. Kirchhoff

Vice President, General Counsel and Secretary

Royal Gold, Inc.

1660 Wynkoop Street, Suite 1000

Denver, Colorado 80202

(303) 573-1660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077F100		13D

1	Names of Reporting Persons Royal Gold, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 682,556

	8	Shared Voting Power 127,188

	9	Sole Dispositive Power 682,556

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,744(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 13.2%(1)

14	Type of Reporting Person (See Instructions) CO

(1)   Based on 6,147,612 shares of common stock of the Issuer outstanding as of May 10, 2018, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 10, 2018.

(2)   Pursuant to the Stock Purchase Agreement attached as Exhibit 1 to the Schedule 13D, the proxy contained therein, and as supplemented by the Side Letter attached as Exhibit 2 hereto, Royal Gold, Inc. currently has sole voting power and dispositive power with respect to 682,556 shares of Common Stock acquired as part of the first closing and Royal Gold, Inc. will have sole voting power and dispositive power with respect to 127,188 shares of Common Stock to be received by Royal Gold, Inc. at the subsequent closing.

CUSIP No. 21077F100	13D

Item 1.                             Security and Issuer

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) with respect to the common stock (the “Common Stock”), $0.01 per share par value, of Contango ORE, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 3700 Buffalo Speedway, Suite 925, Houston, Texas 77098. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.                             Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

On June 28, 2018, Royal Gold, Inc. and the Sellers entered into a side letter (the “Side Letter”) pursuant to which the number of CORE Shares to be delivered at the first closing and at the second closing were adjusted such that 682,556 shares of Common Stock will be delivered at the first closing and the remaining 127,188 shares of Common Stock will be delivered at a subsequent closing. The total number of CORE Shares to be transferred pursuant to the Stock Purchase Agreement remains unchanged.

On June 28, 2018, the first closing under the Stock Purchase Agreement, as supplemented by the Side Letter, was completed and 682,556 CORE Shares were delivered to Royal Gold, Inc. Consideration for these CORE Shares delivered at the first closing came from the working capital of Royal Gold, Inc.

The foregoing description of the Side Letter is qualified in its entirety by reference to the full text of such Side Letter. The Side Letter is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 5.                             Interest in Securities of the Issuer

Item 5 (a) and (b) of the Schedule 13D is hereby replaced by the following:

(a) – (b) Pursuant to the Stock Purchase Agreement, as supplemented by the Side Letter, on June 28, 2018, Royal Gold, Inc. may be deemed to beneficially own 809,744 shares of Common Stock, 682,556 shares of which were delivered to Royal Gold, Inc. on June 28, 2018 as part of the first closing and 127,188 shares of which will be delivered at a subsequent closing. Using 6,147,612 as the number of shares of Common Stock outstanding as of May 10, 2018, which number is based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 10, 2018, Royal Gold, Inc. may be deemed to have, in the aggregate, the sole and shared power to vote or direct the voting of approximately 13.2% of the issued and outstanding Common Stock.

To Royal Gold, Inc.’s knowledge, no shares of the Common Stock are beneficially owned by any of the persons listed on Schedule A.

Item 7.                             Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 2.                                            Side Letter dated as of June 28, 2018 by and among Royal Gold, Inc. and the Sellers.

CUSIP No. 21077F100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2018

ROYAL GOLD, INC.

By:	/s/ Bruce C. Kirchhoff
Name:	Bruce C. Kirchhoff
Title:	Vice President, General Counsel and Secretary

CUSIP No. 21077F100	13D

SCHEDULE A

Set forth below is a list of the directors and executive officers of Royal Gold, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Royal Gold’s knowledge, all directors and officers listed below are citizens of the United States, unless otherwise indicated. Unless otherwise indicated below the business address of each person is c/o Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202.

Directors of Royal Gold

Name	Present Principal Occupation and Business Address of Such Organization
William M. Hayes	Retired mining executive
Tony A. Jensen	President and CEO of Royal Gold
Kevin McArthur	Executive Chair, Tahoe Resources, Inc. 1055 West Georgia Street, Suite 1500 Vancouver, B.C., V6E 4N7
Jamie C. Sokalsky*	Retired mining executive
Christopher M.T. Thompson	Retired mining executive
Ronald J. Vance	Retired mining executive
Sybil E. Veenman*	Retired mining executive

Executive Officers of Royal Gold

Name	Present Principal Employment
Tony A. Jensen	President and CEO
William H. Heissenbuttel	CFO and VP Strategy
Karli S. Anderson	VP Investor Relations
Mark E. Isto	VP Operations
Bruce C. Kirchhoff	VP, General Counsel and Secretary

* Canadian citizen.